Exhibit 99.1

News Release

Stantec Announces Third Quarter 2019 Results

Adjusted net income increased 29% year over year to $66.3 million on solid growth and execution

EDMONTON, AB; NEW YORK, NY (November 6, 2019) TSX, NYSE:STN

Stantec today reported its results for the quarter ended September 30, 2019. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the corresponding period ended September 30, 2018.

Stantec delivered solid performance in the third quarter with key financial metrics in line with management’s expectations. Adjusted net income for the quarter increased 29.5% to $66.3 million, primarily due to a 12.4% increase in net revenue from strong organic and acquisitive growth and improved gross margin. As a result, adjusted earnings per share increased 31.1% to $0.59.

“Solid growth across all geographies and business units, with the exception of Energy & Resources, continues to validate our ongoing strategy to diversify to new geographies and to target acquisitions that support organic growth. Environmental Services and Infrastructure were leaders in delivering growth this quarter,” said Gord Johnston, Stantec’s President and Chief Executive Officer. “Our organizational reshaping efforts are on track to deliver cost savings of approximately $40 million to $45 million, or $0.26 to $0.29 per share, on an annualized basis with our administrative and marketing expenses in line with our expectations for Q3 19. This initiative has not affected our ability to execute projects, build backlog, or achieve organic growth. We are continuing to take the right steps to position our organization for success in 2020 and we look forward to presenting our strategic plan to all of our stakeholders in December 2019.”

Third Quarter 2019 Highlights (After adoption of IFRS 16)

●	Net revenue grew 12.4% to $952.6 million for the quarter (11.5% increase year-to-date) due to:

o	7.4% organic growth (4.1% year-to-date) driven by growth across all geographies, particularly in the US and Global operations and the Environmental Services, Infrastructure, and Water businesses; and

o	4.8% acquisition growth (5.9% year-to-date), primarily due to recent global acquisitions (Peter Brett Associates LLP and Wood & Grieve Engineers).

●	Gross margin increased 13.4% and, as a percentage of net revenue, increased from 53.7% to 54.2%, reflecting continued focus on project execution and project mix.

●

Administrative and marketing (A&M) expenses were at the low end of the Company’s guidance range at 37.3% of net revenue, including a 0.3% impact from severances associated with organizational reshaping efforts. Excluding severance costs, A&M as a percentage of net revenue was consistent with the prior year on a pre-IFRS 16 basis and reflects the normal cycle, which also sees A&M expenses expand in the fourth quarter.

●	Adjusted EBITDA increased 46.9% to $159.1 million, representing 16.7% of net revenue (a 14.6% increase to $124.1 million before IFRS 16, representing 13.0% of net revenue).

●	Contract backlog was $4.4 billion, a 5.4% increase from December 31, 2018—representing 11 months of work.

●	Net debt to adjusted EBITDA (on a trailing twelve-month basis) was 1.6x—within the Company’s internal guideline of 1.0x to 2.0x (post-IFRS 16 adoption).

●	Operating cash flows from continuing operations increased 115.8% to $139.0 million, mainly due to increased cash receipts from clients and IFRS 16 (a 68.0% increase to $108.2 million before IFRS 16).

●	Days sales outstanding was 104 days (91 days including deferred revenue), unchanged from June 30, 2019.

Financial Summary

	Quarter Ended Sep 30				Three Quarters Ended Sep 30
	2019		2018		2019		2018
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,241.5	130.3%	1,086.6	128.2%	3,617.1	128.7%	3,199.9	127.0%

Net revenue	952.6	100.0%	847.5	100.0%	2,810.3	100.0%	2,519.6	100.0%

Direct payroll costs	436.5	45.8%	392.2	46.3%	1,288.2	45.8%	1,153.8	45.8%

Gross margin	516.1	54.2%	455.3	53.7%	1,522.1	54.2%	1,365.8	54.2%

Administrative and marketing expenses	355.6	37.3%	346.2	40.8%	1,085.1	38.6%	1,055.5	41.9%

Other	2.6	0.3%	0.3	0.1%	1.0	0.1%	1.4	0.0%

EBITDA from continuing operations (1)	157.9	16.6%	108.8	12.8%	436.0	15.5%	308.9	12.3%

Depreciation of property and equipment	15.1	1.6%	12.6	1.5%	43.5	1.5%	37.1	1.5%

Depreciation of lease assets	29.3	3.1%	-	0.0%	85.2	3.0%	-	0.0%

Amortization of intangible assets	17.0	1.8%	14.7	1.7%	50.0	1.8%	49.9	2.0%

Net interest expense	17.2	1.8%	7.4	0.9%	52.1	1.9%	19.4	0.8%

Income taxes	21.5	2.2%	18.2	2.1%	53.2	1.9%	52.4	2.0%

Net income from continuing operations	57.8	6.1%	55.9	6.6%	152.0	5.4%	150.1	6.0%

Net loss from discontinued operations	-	0.0%	(73.9)	(8.7%)	-	0.0%	(91.7)	(3.7%)

Net income	57.8	6.1%	(18.0)	(2.1%)	152.0	5.4%	58.4	2.3%

Basic and diluted earnings per share (EPS) from continuing operations	0.52	n/m	0.49	n/m	1.36	n/m	1.32	n/m

Adjusted EBITDA from continuing operations (1)	159.1	16.7%	108.3	12.8%	431.6	15.4%	308.3	12.2%

- Excluding IFRS 16 (1)	124.1	13.0%	108.3	12.8%	325.8	11.6%	308.3	12.2%

Adjusted net income from continuing operations (1)	66.3	7.0%	51.2	6.0%	172.7	6.1%	161.1	6.4%

Adjusted basic and diluted EPS from continuing operations (1)	0.59	n/m	0.45	n/m	1.55	n/m	1.41	n/m

Dividends declared per common share	0.1450	n/m	0.1375	n/m	0.4350	n/m	0.4125	n/m

(1) EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS, and measures excluding IFRS 16 are non-IFRS measures (discussed in the Definitions section of Stantec’s 2018 Annual Report and Q3 19 Management’s Discussion and Analysis).

n/m = not meaningful

Dividend Declared

The Board of Directors declared a dividend of $0.145 per share, payable on January 15, 2020, to shareholders on record on December 30, 2019.

Annual Targets for 2019

Stantec expects IFRS 16 will reduce 2019 net income by approximately $3.0 million and EPS by $0.03. Adoption of IFRS 16 resulted in non-cash impacts to administrative and marketing expenses, depreciation of leased assets, and net interest expense. As a result, in Q1 19, the Company updated its targets, previously provided in its 2018 Annual Report. Stantec revised its EBITDA and net income targets to adjusted EBITDA and adjusted net income since the Company believes these measures better reflect underlying operations.

Stantec is within its targeted ranges for all its measures based on year-to-date results for Q3 19. The Company maintains its previously established target ranges for the full year 2019; however, it expects to be in the upper end of its range for A&M expenses and in the lower end of its range for adjusted EBITDA and adjusted net income.

Measure	2019 Target before IFRS 16 adoption*	Revised for adoption of IFRS 16	Q3 19 YTD Results Compared to Revised 2019 Annual Target
(In millions of Canadian dollars, unless otherwise stated)

Gross margin as % of net revenue	53% to 55%	No change	54.2%

Administrative and marketing expenses as % of net revenue	41% to 43%	37% to 39%	38.6%

EBITDA as % of net revenue (1)	11% to 13%	withdrawn

Adjusted EBITDA as % of net revenue (1)		15% to 17%	15.4%

Net income as % of net revenue	At or above 5.0%	withdrawn

Adjusted net income as % of net revenue (1)		At or above 6.0%	6.1%

Guidance

Gross to net revenue	1.25x to 1.30x	No change

Capital expenditures	$60 to $65	No change

Software additions	$5 to $10	No change

Depreciation on property and equipment	$55 to $60	No change

Depreciation on lease assets		$105 to $110

Amortization of intangible assets	$65 to $70	No change

Amortization of intangible assets related to acquisitions		$40 to $45

Effective tax rate (without discrete transactions)	27%	28%

Earnings pattern		45% in Q1 and Q4 55% in Q2 and Q3

Days sales outstanding (DSO) (1)		98 days

(1) EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures and DSO is a metric (discussed in the Definitions section of Stantec’s 2018 Annual Report and Q3 19 Management’s Discussion and Analysis).

* 2019 Target was previously published in our 2018 Annual Report

Conference Call

Gord Johnston, president and chief executive officer, and Theresa Jang, executive vice president and chief financial officer, will hold a conference call at 7:00 AM MST (9:00 AM EST) on Thursday, November 7, 2019, to discuss the Company’s third quarter performance.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-877-260-1479 (Canada and United States) or 1-334-323-0522 (international). Please provide confirmation code 3846697 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2018 Annual Report or the Q3 2019 Management’s Discussion & Analysis.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, expected cost savings relating to organizational reshaping and guidance relating to Stantec’s 2019 financial targets. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in our 2018 Annual Report. You may access our annual report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2018 Annual Report free of charge from our investor contact noted below.

Investor Contact	Media Contact
Cora Klein	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 780-969-2018	Ph: 780-917-7230
cora.klein@stantec.com	stephanie.smith2@stantec.com

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income, a reconciliation of non-IFRS measures, and a summary of impacts of IFRS 16.

Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	September 30 2019 $	December 31 2018 $
ASSETS
Current
Cash and cash equivalents	158.5	185.2
Trade and other receivables	849.5	878.1
Unbilled receivables	448.2	384.6
Contract assets	70.3	59.7
Income taxes recoverable	58.8	47.9
Prepaid expenses	42.6	56.8
Other assets	21.0	23.2
Total current assets	1,648.9	1,635.5
Non-current
Property and equipment	295.8	289.4
Lease assets	539.4	-
Goodwill	1,663.0	1,621.2
Intangible assets	235.9	247.7
Investments in joint ventures and associates	8.6	9.4
Net employee defined benefit asset	14.2	10.0
Deferred tax assets	25.3	21.2
Other assets	194.0	175.5
Total assets	4,625.1	4,009.9
LIABILITIES AND EQUITY
Current
Trade and other payables	547.8	567.2
Lease liabilities	96.3	-
Deferred revenue	170.0	174.4
Income taxes payable	32.3	37.9
Long-term debt	48.2	48.5
Provisions	28.3	42.4
Other liabilities	10.2	23.2
Total current liabilities	933.1	893.6
Non-current
Lease liabilities	570.9	-
Income taxes payable	15.0	15.9
Long-term debt	963.0	885.2
Provisions	96.8	78.2
Net employee defined benefit liability	54.9	68.6
Deferred tax liabilities	81.0	54.3
Other liabilities	21.0	105.4
Total liabilities	2,735.7	2,101.2
Shareholders’ equity
Share capital	867.0	867.8
Contributed surplus	26.3	24.8
Retained earnings	903.0	851.2
Accumulated other comprehensive income	91.5	163.1
Total shareholders’ equity	1,887.8	1,906.9
Non-controlling interests	1.6	1.8
Total liabilities and equity	4,625.1	4,009.9

Consolidated Statements of Income (Loss)

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30
(In millions of Canadian dollars, except per share amounts)	2019 $	2018 $	2019 $	2018 $

Continuing operations

Gross revenue	1,241.5	1,086.6	3,617.1	3,199.9
Less subconsultant and other direct expenses	288.9	239.1	806.8	680.3

Net revenue	952.6	847.5	2,810.3	2,519.6
Direct payroll costs	436.5	392.2	1,288.2	1,153.8

Gross margin	516.1	455.3	1,522.1	1,365.8
Administrative and marketing expenses	355.6	346.2	1,085.1	1,055.5
Depreciation of property and equipment	15.1	12.6	43.5	37.1
Depreciation of lease assets	29.3	-	85.2	-
Amortization of intangible assets	17.0	14.7	50.0	49.9
Net interest expense	17.2	7.4	52.1	19.4
Other net finance expense	1.2	1.6	3.8	3.6
Share of income from joint ventures and associates	(0.3)	(0.5)	(0.7)	(1.2)
Foreign exchange loss	1.5	0.1	4.2	1.6
Other expense (income)	0.2	(0.9)	(6.3)	(2.6)

Income before income taxes and discontinued operations	79.3	74.1	205.2	202.5

Income taxes
Current	15.4	16.9	30.0	53.6
Deferred	6.1	1.3	23.2	(1.2)

Total income taxes	21.5	18.2	53.2	52.4

Net income for the period from continuing operations	57.8	55.9	152.0	150.1

Discontinued operations
Net loss from discontinued operations, net of tax	-	(73.9)	-	(91.7)

Net income (loss) for the period	57.8	(18.0)	152.0	58.4

Weighted average number of shares outstanding - basic	111,539,779	113,868,318	111,672,688	113,935,950

Weighted average number of shares outstanding - diluted	111,547,779	113,868,318	111,672,688	114,101,964

Shares outstanding, end of the period	111,293,111	113,781,070	111,293,111	113,781,070

Earnings (loss) per share, basic and diluted
Continuing operations	0.52	0.49	1.36	1.32
Discontinued operations	-	(0.65)	-	(0.81)

Total basic and diluted earnings (loss) per share	0.52	(0.16)	1.36	0.51

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Sep 30		Three Quarters Ended Sep 30
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	57.8	55.9	152.0	150.1

Add back:

Income taxes	21.5	18.2	53.2	52.4

Net interest expense	17.2	7.4	52.1	19.4

Depreciation and amortization	61.4	27.3	178.7	87.0

EBITDA from continuing operations	157.9	108.8	436.0	308.9

Add back (deduct) pre-tax:

Unrealized gain on investments held for self-insured liabilities	(1.3)	(0.5)	(6.9)	(0.6)

Severances related to organizational reshaping	2.5	-	2.5	-

Adjusted EBITDA from continuing operations	159.1	108.3	431.6	308.3

	Quarter Ended Sep 30		Three Quarters Ended Sep 30
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	57.8	55.9	152.0	150.1

Add back (deduct) after tax:

Amortization of intangible assets related to acquisitions (1)	7.6	5.7	22.7	21.5

Unrealized gain on investments held for self-insured liabilities (2)	(0.9)	(0.4)	(4.9)	(0.5)

Transition tax (recovery) expense (3)	-	(10.0)	1.1	(10.0)

Severances related to organizational reshaping (4)	1.8		1.8

Adjusted net income from continuing operations	66.3	51.2	172.7	161.1

Weighted average number of shares outstanding - basic	111,539,779	113,868,318	111,672,688	113,935,950

Weighted average number of shares outstanding - diluted	111,547,779	113,868,318	111,672,688	114,101,964

Adjusted earnings per share from continuing operations

Adjusted earnings per share - basic	0.59	0.45	1.55	1.41

Adjusted earnings per share - diluted	0.59	0.45	1.55	1.41

See the Definitions section of the 2018 Annual Report and Q3 19 Management’s Discussion and Analysis for Stantec’s discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

(1) The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2019, this amount is net of tax of $3.0 (2018 - $2.6). For the three quarters ended September 30, 2019, this amount is net of tax of $8.8 (2018 - $9.2).

(2) For the quarter ended September 30, 2019, this amount is net of tax of $0.4 (2018 - $0.1). For the three quarters ended September 30, 2019, this amount is net of tax of $2.0 (2018 - $0.1).

(3) Refer to Income Taxes section of the Q3 19 Management’s Discussion and Analysis for further details.

(4) For the quarter ended September 30, 2019, this amount is net of tax of $0.7 (2018 - nil). For the three quarters ended September 30, 2019, this amount is net of tax of $0.7 (2018 - nil).

IFRS 16 Impact on Statement of Financial Position at January 1, 2019

(In millions of Canadian dollars)	IFRS 16 $	Before IFRS 16 $	Increase (Decrease) $

Current assets

Trade and other receivables	828.1	878.1	(50.0)

Prepaid expenses	43.9	56.8	(12.9)

Other assets	24.3	23.2	1.1

Non-current assets

Lease assets	561.8	-	561.8

Intangible assets	242.0	247.7	(5.7)

Other assets	178.2	175.5	2.7

Total increase in assets			497.0

Current liabilities

Trade and other payables	566.9	567.2	(0.3)

Lease liabilities	44.8	-	44.8

Provisions	41.7	42.4	(0.7)

Other liabilities	5.0	23.2	(18.2)

Non-current liabilities

Lease liabilities	600.2	-	600.2

Provisions	86.6	78.2	8.4

Deferred tax liabilities	45.6	54.3	(8.7)

Other liabilities	10.9	105.4	(94.5)

Shareholders’ equity

Retained earnings	817.2	851.2	(34.0)

Total increase in liabilities and equity			497.0

IFRS 16 Impact on Statement of Income - Continuing Operations	Quarter Ended Sep 30			Three Quarters Ended Sep 30
(In millions of Canadian dollars)	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $

Impact on income statement items

Administrative and marketing expenses	355.6	390.6	(35.0)	1,085.1	1,190.9	(105.8)

Net interest expense	17.2	9.0	8.2	52.1	27.6	24.5

Depreciation of lease assets	29.3	-	29.3	85.2	-	85.2

Net income	57.8	59.6	(1.8)	152.0	154.8	(2.8)

Impact on non-IFRS financial measures (1)

EBITDA	157.9	122.9	35.0	436.0	330.2	105.8

Adjusted EBITDA	159.1	124.1	35.0	431.6	325.8	105.8

Net debt/adjusted EBITDA - Continuing operations	1.6	2.1	(0.5)	1.6	2.1	(0.5)
(1) Non-IFRS measures are discussed in the Definitions section of Stantec’s 2018 Annual Report and Q3 19 Management’s Discussion and Analysis. Net debt/adjusted EBITDA was calculated using a proforma IFRS 16 adjustment for Q4 18 adjusted EBITDA, calculated as 3.8% of net revenue from the respective quarter.

IFRS 16 Impact on Statement of Cash Flows - Continuing Operations	Quarter Ended Sep 30			Three Quarters Ended Sep 30
(In millions of Canadian dollars)	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $

Cash flows from operating activities	139.0	108.2	30.8	212.8	129.4	83.4

Cash paid to suppliers	370.5	331.5	39.0	(1,251.8)	(1,359.7)	107.9

Interest paid	(17.5)	(9.3)	(8.2)	(53.8)	(29.3)	(24.5)

Cash flows (used in) from investing activities	(29.9)	4.4	(34.3)	(165.5)	(123.6)	(41.9)

Proceeds from lease inducements	-	34.3	(34.3)	-	41.9	(41.9)

Cash flows used in financing activities	(54.7)	(58.2)	3.5	(56.7)	(15.2)	(41.5)

Payments of lease obligations	(30.8)	-	(30.8)	(83.4)	-	(83.4)

Proceeds from lease inducements	34.3	-	34.3	41.9	-	41.9